UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis U.S. Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

sanofi-aventis U.S. Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Pension Committee of the sanofi-aventis U.S. Savings Plan

We have audited the statement of net assets available for benefits of the sanofi-aventis U.S. Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the change in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Iselin, New Jersey
June 24, 2008

sanofi-aventis U.S. Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investment at fair value
Investment in Master Trust	$370,904,311	$382,838,500
Mutual funds	1,654,036,662	1,486,984,108
Common and commingled trusts	203,102,960	181,700,560
Participant loans	28,790,672	26,689,000
	2,256,834,605	2,078,212,168

Income receivable	390,935	468,875
Contributions receivable – employee	3,298,445	3,423,515
Contributions receivable – employer	10,426,636	9,503,648
	14,116,016	13,396,038
Total assets	2,270,950,621	2,091,608,206

Liabilities
Accrued expenses	32,090	28,482
Net assets available for benefits, at fair value	2,270,918,531	2,091,579,724

Adjustment from fair value to contract value for fully benefit responsive investment contract	256,412	4,087,343
Net assets available for benefits	$2,271,174,943	$2,095,667,067

See accompanying notes.

sanofi-aventis U.S. Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended

	December 31
	2007	2006
Additions
Contributions
Employee	$132,394,643	$138,140,353
Employer	97,919,036	95,458,498
Investment Income
Interest and dividends	79,987,271	52,276,894
Net appreciation in the fair value of investments (Note 3)	32,062,386	154,153,703
Net investment income from Master Trust (Note 4)	13,563,156	19,236,110
Transfer from other plans	—	282,872,815

Total additions	355,926,492	742,138,373

Deductions

Distributions	179,535,060	181,798,586
Fees and administrative expenses	339,117	370,893
Transfer to other plans	544,439	—
Total deductions	180,418,616	182,169,479
Increase in net assets available for benefits	175,507,876	559,968,894

Net assets available for benefits at beginning of year	2,095,667,067	1,535,698,173
Net assets available for benefits at end of year	$2,271,174,943	$2,095,667,067

See accompanying notes.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements

December 31, 2007

1. Summary of Significant Plan Provisions

On January 1, 2006, the assets of Sanofi-Synthelabo Group Savings Plan (the Sanofi Savings Plan) were merged into the sanofi-aventis U.S. Savings Plan (hereafter referred to as the Plan). The new merged plan was redesigned to align the benefits received by the plan participants of the Sanofi Savings Plan to equal those received by the Plan participants.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all employees of sanofi-aventis US Inc. and sanofi-aventis US LLC (the Company) as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc. (subsequently known as Aventis Pharmaceuticals Puerto Rico Inc.) and T. Rowe Price Trust Company (the Trustee) entered into a Master Trust Agreement (Master Trust) to serve as a funding vehicle for certain commingled assets of the Plan and the sanofi-aventis Puerto Rico Savings Plan (the Puerto Rico Savings Plan).  The Trust Agreement was amended by adding the Sanofi Savings Plan and sanofi-aventis Hourly Savings Plan (the Hourly Savings Plan) under the Trust Agreement effective December 16, 2005. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Puerto Rico Savings Plan as well as the Hourly Savings Plan. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Trustee and Recordkeeper

The T. Rowe Price Trust Company is the Plan’s trustee. The Trustee is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan assets. T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 7).

Plan Administration

The sanofi-aventis Retirement Administrative Committee (the Committee), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan. The Company also maintains trust funds as a part of the Plan to hold the assets of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets. The Trustee also administered the payment of interest and principal on the bonds, which are reimbursed to the Trustee through contributions, as determined by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participant to save up to 30% of their eligible pay for 2007 and 2006 in whole percentages (up to the allowable IRS annual maximum – $15,500 for 2007 and $15,000 for 2006) on a pre-tax basis, pursuant to Internal Revenue Code (IRC) Section 401(k). Employees of 50 or older may make a catch-up contribution up to $5,000 for 2007 and 2006. After tax contributions of up to 70% are also available.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Contributions (continued)

The Company shall contribute to the Plan for each participant each pay period of pre-tax, after-tax, and catch-up contributions according to years of service schedules by June 30 of the current year. For employees with 0-2 years service, the Company matches 100% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 3-6 years service, the Company matches 125% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 7 or more years service, the Company matches 150% of the employee’s contribution up to a maximum of 6% of eligible pay.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Vesting

Participants are always 100% vested in their pre-tax, catch up, and after-tax contributions accounts (contributions and related earnings). Employees as of December 31, 2005 are also 100% vested in their Company matching contribution account (contribution and related earnings.) Employees hired on or after January 1, 2006 are 100% vested in their Company matching contribution account after three years of service.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods:  receive the entire amount of their account balance in one lump-sum payment or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Participants Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5.0% to 10.5%. Loan balances are payable in semi-monthly installments generally over a term of up to five years. Extended terms are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expense

Expenses incurred to administer the Plan, including trustee, recordkeeper, and investment advisory fees, are paid by the Plan. The Company pays all remaining expenses of the Plan, if any.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006. The Plan adopted the provisions of the FSP at December 31, 2006.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1) (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trusts are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 4). The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is zero at December 31, 2007 and 2006.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The average crediting rate for the investment contracts was 4.84% and 4.67% and the average yield was 3.77% and 3.69% during 2007 and 2006, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 98% at December 31, 2007 and 2006.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit Payments

Benefits are recorded when paid for the same period as they are requested or are recorded as payable when paid in later period.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits.

	As of December 31
	2007	2006
Master Trust

sanofi-aventis US Savings Trust	$370,904,311	$382,838,500

Mutual Funds
AF Growth of America	126,449,307		*
Retirement 2020	172,181,109	158,930,171
Retirement 2025	189,460,012	173,752,349
Retirement 2030	197,008,917	173,407,575
Retirement 2035	124,862,381	108,333,646
T Rowe Price Small Cap Stock Fund	119,027,490	121,142,447

* Asset balances as of December 31, 2006 did not represent 5% or more of the net assets available for benefits.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	As of December 31
	2007	2006
Mutual Funds	$16,919,039	$129,491,152
Common and collective trusts	15,143,347	24,662,551
	$32,062,386	$154,153,703

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

4. Master Trust

At December 31, 2007 and 2006, the Plan’s interest in the Master Trust was approximately 98%.

The following table presents the fair value of investments held in the Master Trust.

	As of December 31
	2007	2006
Investments
Investments at fair value:
Cash and cash equivalents	$777,310	$833,052
Mutual funds	17,384,850	11,886,108
Company stock	89,331,243	98,282,173
Guaranteed insurance contracts	269,676,092	278,327,221
Total assets	$377,169,495	$389,328,554

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	261,341	4,168,147
	$377,430,836	$393,496,701

The following table presents the investment income for the Master Trust:

	As of December 31,
	2007	2006

Dividends	$2,005,419	$1,665,623
Interest	13,426,725	13,209,546
Net depreciation in fair value of Common Stock and Mutual Funds	(1,604,066)	4,716,734
	$13,828,078	$19,591,903

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

6. Reconciliation of Financial Statements to Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements at fair value	$2,271,174,943	$2,095,667,067
Adjustment from fair value to contract value for fully bbbenefit responsive investment contracts	(256,412)	(4,087,343)
Net assets available for benefits, at fair market value per Form 5500	$2,270,918,531	$2,091,579,724

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

7. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

Supplemental Schedule

EIN: #36-4406953
Plan: #005

sanofi-aventis U.S. Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

	(b) Identity of Issue, Borrower,	(c) Description of	(d)	(e) Current
(a)	Lessor, or Similar Party	Investment	Cost	Value

	Mutual Funds
	AF Growth of America	Mutual fund 3,719,097 shares	**	$126,449,307
*	PIMCO Total Return Fund	Mutual fund 6,622,291 shares	**	70,792,294
*	Retirement 2005	Mutual fund 1,820,403 shares	**	21,462,557
*	Retirement 2010	Mutual fund 4,945,012 shares	**	80,158,645
*	Retirement 2015	Mutual fund 8,472,723 shares	**	107,179,952
*	Retirement 2020	Mutual fund 9,705,812 shares	**	172,181,109
*	Retirement 2025	Mutual fund 14,374,811 shares	**	189,460,012
*	Retirement 2030	Mutual fund 10,341,675 shares	**	197,008,917
*	Retirement 2035	Mutual fund 9,242,219 shares	**	124,862,381
*	Retirement 2040	Mutual fund 4,468,254 shares	**	85,790,484
*	Retirement 2045	Mutual fund 1,755,366 shares	**	22,345,809
*	Retirement 2050	Mutual fund 130,688 shares	**	1,369,612
*	Retirement Income Fund	Mutual fund 1,221,964 shares	**	16,252,120
*	Tradelink Investments	Mutual fund N/A shares	**	55,312,717
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 3,916,666 shares	**	119,027,490
*	Vanguard Inst Index Fund	Mutual fund 646,789 shares	**	86,760,220
*	Vanguard Mid-Cap Index, Inst	Mutual fund 5,022,277 shares	**	104,262,462
*	Vanguard Windsor II Admiral	Mutual fund 1,322,050 shares	**	73,360,574
	Total Mutual Funds			$1,654,036,662

	Common and Commingled Trusts
*	JP Morgan EAFE Plus Fund	Mutual fund 5,094,786 shares	**	111,270,135
*	Wellington Management Large-Cap Research F Fund	Mutual fund 7,916,623 shares	**	91,832,825
	Total Common and Commingled Trusts			$203,102,960

	Loans

*	Participant loans	Participant loans interest rates ranging from 5% to 10.5%	**	$28,790,672

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI-AVENTIS U.S. SAVINGS
PLAN

Date:	June 26, 2008	By:	/s/ Liz Donnelly

Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP